TAYCO DEVELOPMENTS, INC.
SHAREHOLDERS' NEWSLETTER, WINTER 2004-2005

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYCO DEVELOPMENTS. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, AND PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Tayco Developments' Annual Shareholders' meeting was held on November 5, 2004. The total outstanding number of shares on the meeting record date was 987,928. A total of 886,547 shares were present in person or by proxy at the meeting, representing a near 90% turnout. The following are the election results for the slate of directors presented by management:

878,548 Shares voted for the election of Douglas P. Taylor
878,548 Shares voted for the election of David A. Lee, Ph.D.
878,517 Shares voted for the election of Joseph P. Gastel
876,017 Shares voted for the election of Paul L. Tuttobene
878,517 Shares voted for the election of Janice Nicely

The Board of Directors and management of Tayco Developments sincerely appreciate the continued support of the Company's Shareholders, and the continued high level of Shareholder participation in corporate matters.

ITEM: FINANCIAL RESULTS

Revenue and income continue at good levels in our present fiscal year, which began on June 1, 2004. Comparative results are:

FIRST QUARTER (8-31-04)	F/Y 04-05	F/Y 03-04

SALES	$126,356	$147,256
NET EARNINGS	$32,778	$28,513
EARNINGS PER SHARE	3¢	3¢
SECOND QUARTER (11-30-04)	F/Y 04-05	F/Y 03-04

SALES	$126,530	$158,850
NET EARNINGS	$19,371	$8,443
EARNINGS PER SHARE	2¢	1¢

SIX MONTHS (11-30-04)	F/Y 04-05	F/Y 03-04

SALES	$252,886	$306,106
NET EARNINGS	$52,149	$36,956
EARNINGS PER SHARE	5¢	4¢

The Net Income shown includes both income from operations and Tayco Developments' equity in the Net Income of Taylor Devices, Inc. and Tayco Realty, Inc., our affiliates.

Our affiliate, Taylor Devices, has returned to profitability in the first and second quarters of F/Y 04-05 and this is positively reflected in the Net Income reported. Tayco Developments' research activity has been consistent with prior years, and the Company's order volume has remained constant.

ITEM: ANNUAL SHAREHOLDER MEETING HIGHLIGHTS

Douglas P. Taylor, President of Tayco Developments, prepared an extensive presentation for the annual meeting. This included photographs of the installation of Tayco's patented Tension-Compression Isolators within the roof structure of the Peace and Friendship Olympic Stadium. During the actual Olympic event, Athens experienced an earthquake that caused some nervous moments for the crowds and athletes inside the stadium. Thankfully, the stadium was undamaged by this seismic event.

Additional presentation material was provided on the use of Tayco's patented damper designs for the application of damping the supporting cables on suspension-type bridges. Several highway bridges are now using this technology, and those in the southern United States experienced numerous severe inputs in 2004 from the rash of hurricanes experienced by this region. Mr. Taylor explained that under severe wind loading, the accompanying rain water coats the bottom of the bridge cables, creating aerodynamic loads on the cable. These cause each bridge support cable to sway violently, up to plus or minus 15-20 feet in extreme cases. With Tayco's dampers installed, this motion is reduced substantially, usually to two feet or less. The end result is reduced damage to the bridge cables, a much greater service life, and increased public confidence in the bridge itself.

ITEM: EUROPEAN WARSHIP ANALYSIS CONTRACT

Since publication of the Summer 2004 Newsletter, Tayco Developments has received two additional funding blocks on this contract. The analytical portion of the effort is largely complete and has determined optimal operating parameters for the springs and dampers used in the ship's shock and isolation system. The first additional funding block is for the detailed design of the isolation system. This effort will include design and interface drawings and material selection. When these are complete, Taylor Devices will perform a cost study for the full-scale hardware.

The second additional funding block is for design, manufacture, and testing of sub-scale prototype isolators. These will be manufactured and tested by Taylor Devices. Additional testing of a very specialized nature will be conducted at an outside laboratory.

As Tayco Developments' progresses in the contractual efforts, we will keep you informed of the results.

ITEM: WISHING A SPEEDY RECOVERY TO JOSEPH P. GASTEL

Long time Board Member and Corporate Secretary, Joseph P. Gastel recently suffered a stroke. As this Newsletter goes to press, Mr. Gastel is in rehabilitation and all of us at the Company wish him a full and complete recovery. The Company has appointed Janice Nicely, long time employee and Tayco Developments' Board Member, as Assistant Corporate Secretary for the interim period.

By:	s/Douglas P. Taylor
Douglas P. Taylor President